DOREL INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of financial conditions and results of operations (“MD&A”) should be read in conjunction with the consolidated financial statements for Dorel Industries Inc. (“Dorel” or “the Company”) fiscal years ended December 30, 2004, 2003 and 2002 (“the Consolidated Financial Statements”), as well as with the notes to the Consolidated Financial Statements. All financial information contained in this MD&A and in the Company’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Any non-GAAP financial measures referred to in this MD&A are clearly identified and reconciled to GAAP as necessary. The effect of significant differences between Canadian and U.S. GAAP are discussed in Note 26 to the Company’s Consolidated Financial Statements. Unless otherwise indicated, all figures are U.S. dollars. This MD&A is current as of March 9, 2005.

Additional information relating to the Company filed with the Canadian securities regulatory authorities, including the Company’s Annual Information Form (“AIF”), and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, are to be available within the prescribed filing deadlines on-line at www.sedar.com and www.sec.gov respectively.

Corporate Overview

The Company’s head office is based in Montreal, Quebec, Canada. In addition to the facilities described below, the Company’s subsidiaries have North American showrooms in Toronto, Ontario and High Point, North Carolina. In total, the Company operates in fourteen countries with sales made throughout the world and employs approximately 5,000 people. Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its shareholders. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that management believe add value to the Company.

Strategy

Dorel Industries’ goal is to be one of the premier consumer products companies in North America and Europe. Traditionally known for its juvenile and home furnishing offerings, Dorel expanded its consumer products philosophy, entering the recreational products market with the acquisition of Pacific Cycle in February 2004. The Company now carries out its business in three distinct product segments; juvenile products, home furnishings and recreational/leisure items. Within each of these segments, there are several operating divisions or subsidiaries. Each is operated independently by a separate group of managers. Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop successful and mutually beneficial relationships with major retailers. Since 1992, its major customers have presented the Company with more than 40 awards of excellence.  This level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and clients. Permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

In addition to quality products and dedicated customer service, strong consumer brands are an important element of Dorel’s strategy. As examples, in North America, Schwinn is one of the most recognized sporting goods brand names, as are brands such as Nike, Reebok and Adidas. Safety 1st is a highly regarded Dorel brand in the North American juvenile products market. In Europe, Bébé Confort is universally recognized and has a 96% brand awareness in France. These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories. Product development is the final element of Dorel’s past and future growth. As a growing consumer products company, Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres. Over the past two years, Dorel has spent more than $35.0 million on new product development.

Operating Segments

Juvenile Products

The Juvenile Products (“Juvenile”) segment operates in both North America and Europe. The North American operations are headquartered from Columbus, Indiana and consist of Dorel Juvenile Group (DJG) USA and Dorel Canada. As well as being the headquarters, all North American manufacturing and car seat product development is based in Columbus. Juvenile products, other than car seats, are conceived, designed and developed in Canton, Massachusetts. Distribution centres are located in Indiana, California and Quebec. The principal brand names in North America are Cosco and Safety 1st. In addition, DJG North America has a licensing agreement with the well-recognized Eddie Bauer brand name. Dorel Europe is headquartered in Cholet, France and includes major manufacturing facilities in France, Italy and Portugal. In addition, sales and/or distribution subsidiaries are located in Holland, Spain, the United Kingdom, Germany, Belgium, Austria and Switzerland. In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Babidéal, Baby Relax and Safety 1st, as well as sold to customers who market products under various house brand names.

The Juvenile segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc., and when combined with its European operations, is the largest juvenile products company in the world, within its principal categories.

Although Dorel manufactures and sells juvenile products at all price levels - from entry level to high-end price points - Dorel's products are designed for consumers whose priorities are safety and quality at reasonable prices. Its products are sold principally through mass merchants, department stores and hardware/home centres. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced juvenile products market. In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major European chains. In 2004, this segment accounted for approximately 45% of Dorel’s revenues.

Home Furnishings

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office Products and Dorel Asia. Ameriwood specializes in ready-to-assemble (RTA) furniture and is headquartered in Wright City, Missouri. Cosco Home and Office is located in Columbus, Indiana and in addition to selling under the Cosco brand has a licensing agreement with Samsonite. In addition, significant manufacturing and distribution facilities are located in Michigan, Ohio, Ontario and Quebec. Brand names used by the Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Dorel Home Products, Carina and SystemBuild. During the year, licensing arrangements were made with California Closets and Trading Spaces, which should provide additional branding opportunities going forward. During the year, Cosco Home and Office entered the home healthcare market with its launch of Ability Care Essentials, a line of healthcare products aimed at the end consumer. Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America, and is becoming a proportionately larger piece of the segment.

The Home Furnishings segment produces RTA furniture for the home and office, metal folding furniture, futons, step stools, ladders and other imported furniture items. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture. Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres. Dorel believes it is now the second largest producer of RTA furniture in North America. The Company’s competitors include Bush Industries, O’Sullivan Industries and Sauder. Besides these large RTA manufacturers, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors. As such, there is little market share information available that would help determine the Company’s size or performance in relation to these competitors. In 2004, this segment accounted for approximately 30% of Dorel’s revenues.

Recreational/Leisure

In February 2004, Dorel entered a new operating segment with the acquisition of Pacific Cycle. Based in Madison, Wisconsin with distribution in California and Illinois, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass merchant channel. By capitalizing on the continued growth of this sales channel, Pacific Cycle has garnered an industry-leading 27% share of total U.S. bicycle sales, including 44% of the bicycle sales in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. In 2004, this segment accounted for approximately 25% of Dorel’s revenues.

Pacific Cycle in the U.S. participates in the $75 billion recreational products industry comprised of sports and fitness equipment, footwear, apparel, and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the U.S. bicycle industry accounts for an estimated $5.5 billion in retail sales annually, of which approximately $2.3 billion represents bicycles while the remainder represents parts and accessories.  Principal competitors include Huffy, Dynacraft, Trek, Derby, Giant, Specialized and Cannondale.

While sales have varied during certain periods with product trends, such as the rise in popularity of mountain bikes in the late 1990s, the overall market has been stable.   S ince 1995 , b etween 16 and 18 million units have been sold in the U.S each year.  While the U.S. bicycle market has remained relatively flat over the past five years, the mass merchant channel has captured market share. Purchasing patterns are generally influenced by economic conditions, weather and seasonality.  The mass merchant channel today represents over 75% of unit sales. During that same period, the average retail price of bicycles has fallen as production has shifted almost entirely overseas.

Seasonality

Dorel’s seasonality of sales can vary from year to year. In 2003 and 2004, the fourth quarter was the strongest of the year. Historically, sales have tended to be their lowest during the second quarter of the year. However, the acquisition of Pacific Cycle has changed that, as the second quarter is traditionally its strongest. Therefore going forward, seasonality should not be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Revenues by Quarter by Segment
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Total Revenues
QTR 1 2002
QTR 2 2002
QTR 3 2002
QTR 4 2002
QTR 1 2003
QTR 2 2003
QTR 3 2003
QTR 4 2003
QTR 1 2004
QTR 2 2004
QTR 3 2004
QTR 4 2004
Quarter
Recreational products
Home Furnishings
Juvenile

Operating Results

Part of Dorel’s growth strategy is through strategic acquisitions. In reviewing the results of the Company’s operating performance and its financial position, the following acquisitions in 2003 and 2004 must be considered. In February 2003 Dorel acquired Ampa Development SAS (Ampafrance) of Cholet, France a developer, manufacturer, marketer and distributor of juvenile products for a total consideration of $247.2 million. Now known as Dorel France, its brands are extremely well-recognized throughout Europe and its products include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel, as well as feeding accessories.

In September 2003, the Company acquired all the outstanding common shares of Carina Furniture Industries Ltd., a manufacturer of RTA furniture, for a total consideration of $39.9 million, including an estimate of restructuring costs at that time. The addition of Carina broadened Dorel’s product line and helped make Dorel the number two RTA furniture producer in North America. As detailed above, in February 2004 the Company acquired Pacific Cycle for total consideration of $311.0 million. Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products.

When comparing 2004 to 2003, it should be noted that the retroactive recognition of customer relationship intangible assets acquired in connection with the two business acquisitions in 2003, in the amount of $36.9 million and long-term future income tax liabilities in the amount of $12.9 million have been retroactively recognized as at the dates of acquisition. As a result, the carrying amount of goodwill has been reduced by $24.0 million. As these intangible assets have definite useful lives, the Company has recorded additional amortization expense in the amount of $1.3 million in 2003. The after-tax income effect of this non-cash charge is a reduction in net income of $0.8 million, or 3 cents per diluted share. These restated figures are reflected in all amounts referred to in this MD&A.

Following is a selected summary of Dorel’s operating results on an annual and quarterly basis:

Selected Financial Information (all tabular figures are in thousands except per share amounts)

	Operating Results for the Years ended December 30:
	2004		2003		2002
	$	% of revenues	$	% of revenues	$	% of revenues

Revenues	$ 1,684,870	100.0%	$ 1,163,766	100.0%	$ 992,073	100.0%
Net income	$ 100,076	5.9%	$ 74,200	6.4%	$ 61,595	6.2%
Earnings per share:
Basic	$ 3.06		$ 2.33		$ 2.05
Diluted	$ 3.04		$ 2.29		$ 2.00

Operating Results for the Quarters Ended
	31-Mar-04	30-Jun-04	30-Sep-04	30-Dec-04

Revenues	$ 391,231	$ 403,527	$ 428,154	$ 461,958
Net income	$ 19,400	$ 17,908	$ 28,047	$ 34,722
Earnings per share
Basic	$ 0.59	$ 0.55	$ 0.86	$ 1.06
Diluted	$ 0.59	$ 0.54	$ 0.85	$ 1.05

Operating Results for the Quarters Ended
	31-Mar-03	30-Jun-03	30-Sep-03	30-Dec-03

Revenues	$ 276,885	$ 264,740	$ 298,464	$ 323,677
Net income	$ 19,120	$ 16,057	$ 18,545	$ 20,478
Earnings per share
Basic	$ 0.61	$ 0.51	$ 0.58	$ 0.63
Diluted	$ 0.59	$ 0.50	$ 0.57	$ 0.63

Income Statement

2004 versus 2003

As there were no significant events that materially affected the Company’s operating results in the fourth quarter of either 2004 or 2003, variations in the fourth quarter versus last year’s fourth quarter are included in the year-over-year analysis as required.

For fiscal 2004, Dorel posted revenues of $1,684.9 million, an increase of 44.8% from the $1,163.8 million last year. Net income for the full year amounted to $100.1 million or $3.04 per share fully diluted, compared to 2003 net income of $74.2 million or $2.29 per diluted share. Revenues for the fourth quarter rose to $462.0 million, up 42.7% from $323.7 million a year ago. Net income for the fourth quarter jumped 69.6% to $34.7 million from $20.5 million. Earnings per share for the final quarter were $1.05 fully diluted, compared to $0.63 per share in the fourth quarter the previous year.

The revenue increase originated as follows:

	Fourth Quarter				Year
Segment	2004	2003	Increase (decrease)		2004	2003	Increase (decrease)
			$	%			$	%

Juvenile	$ 193,102	$ 171,011	$ 22,091	12.9%	$ 758,367	$ 670,106	$ 88,261	13.2%
Home Furnishings	144,911	152,666	(7,755)	-5.1%	540,620	493,660	46,960	9.5%
Recreational/Leisure	123,945	-	123,945	-	385,883	-	385,883	-
Total revenues	$ 461,958	$ 323,677	$ 138,281	42.7%	$ 1,684,870	$ 1,163,766	$ 521,104	44.8%

The principal changes in earnings are summarized as follows:

	Fourth Quarter	Year
Change in earnings from operations by segment:
Recreational/Leisure (Pacific Cycle) contribution	$ 15,666	$ 49,447
Home Furnishings decrease	(6,072)	(23,367)
Juvenile increase	3,149	1,162
Total earnings from operations increase	12,743	27,242
Increase in interests costs	(3,898)	(16,427)
Decrease in income taxes	6,583	18,254
Other	(1,185)	(3,193)
Total increase in net income	$ 14,243	$ 25,876

The Pacific Cycle acquisition has proven to be as successful as anticipated and has helped offset a challenging year for the Home Furnishings segment as illustrated in the preceding table. The Juvenile segment’s earnings increased over 2003, principally as a result of increased earnings in Europe. Detailed analyses of segmented results are presented within the discussion that follows this overview.

Interest costs in 2004 increased over 2003. The costs associated with the Pacific Cycle acquisition were financed principally by borrowings from the Company’s revolving facilities, which bore interest at an average rate of 4.37% throughout the year. For the year, the increase in interest can be broken down as follows:

Borrowings for Pacific Cycle acquisition	$ 12,000
Interest incurred on product liability settlement	2,100
Higher interest rates	2,000
Other	327

$ 16,427

The Company’s tax rate decreased from 25.3% in 2003 to 6.4% in 2004. As a multi-national company, Dorel is resident in numerous countries and therefore subject to different tax rates in those various tax jurisdictions. Upon the acquisition of Pacific Cycle it was expected that the 2004 tax rate would be approximately 20%. The actual tax rate of 6.4% was principally as a result of lower than anticipated earnings in higher tax rate jurisdictions. In addition, certain costs are tax deductible regardless of the pre-tax earnings levels within a given jurisdiction. This change in earnings jurisdiction accounted for an approximate 9% decline in the tax rate. The balance of the decline was principally due to revaluation of long-term future tax balances, the benefit of loss carry-forwards not previously recognized and other adjustments that were not anticipated. To adjust the Company’s income tax rate to 6.4% from the 11% to 12% as at the end of the third quarter, a tax recovery of $0.8 million was recorded in the fourth quarter.

Segment Results

Juvenile

	2004		2003		Change
	$	% of revenues	$	% of revenues	$	%

Revenues	$ 758,367	100.0%	$ 670,106	100.0%	$ 88,261	13.2%
Gross profit	224,324	29.6%	200,732	30.0%	23,592	11.8%
Operating expenses	126,166	16.6%	108,019	16.1%	18,147	16.8%
Amortization	27,558	3.6%	23,319	3.5%	4,239	18.2%
Research and development	4,675	0.6%	4,631	0.7%	44	1.0%
Earnings from operations	$ 65,925	8.8%	$ 64,763	9.7%	$ 1,162	1.8%

Juvenile segment revenues for the fourth quarter were up 12.9% to $193.1 million from last year's fourth quarter $171.0 million. Earnings from operations for the period increased 20.3% to $18.6 million from $15.5 million. 2004 revenues rose 13.2% to $758.4 million from $670.1 million a year ago. Earnings from operations grew 1.8% year-over-year to $65.9 million, compared to $64.8 million.

The Dorel Juvenile Group (“DJG”) in North America posted fourth quarter revenues 6% higher than the prior year, while earnings declined due principally to a negative product mix, higher raw material costs, and higher distribution costs as a result of significantly higher inventory levels. For the year, DJG North America's revenues increased 10%; however, competitive pricing pressures, higher costs in raw materials and product liability costs reduced earnings by approximately 30% from last year's levels. Earnings excluding the higher product liability costs in 2004 decreased less than 4%.

Dorel Europe's fourth quarter revenues in U.S. dollars increased 23%, while earnings jumped 176%. In Euros, revenues increased almost 13% with earnings rising 153%. The majority of the earnings improvement was at Dorel Nederland, which had posted a loss in the fourth quarter of 2003. Gross margins in Europe continued to improve throughout the year and in the fourth quarter were at their highest levels since the Ampafrance acquisition.

For the year, Dorel Europe represented 40% of the segment's revenues in U.S. dollars and accounted for almost 60% of its earnings. All three of its main operating units based in France, Holland and the United Kingdom posted earnings increases. In particular, Dorel Nederland was the most significant contributor to earnings, recovering from a slight loss in 2003. Dorel UK's revenues and earnings were the highest in its history, aided by its now broader portfolio of juvenile brands acquired with Ampafrance in 2003. The strength of the Euro in 2004 added earnings of approximately $1.0 million in the quarter and $3.7 million for the year.

Home Furnishings

	2004		2003		Change
	$	% of revenues	$	% of revenues	$	%

Revenues	$ 540,620	100.0%	$ 493,660	100.0%	$ 46,960	9.5%
Gross profit	83,372	15.4%	105,281	21.3%	(21,909)	(20.8)%
Operating expenses	31,842	5.9%	30,752	6.2%	1,090	3.5%
Amortization	6,432	1.2%	6,122	1.2%	311	5.1%
Research and development	1,745	0.3%	1,688	0.3%	57	3.4%
Earnings from operations	$ 43,353	8.0%	$ 66,719	13.6%	$ (23,367)	(35.0)%

Home Furnishings segment revenues for the fourth quarter decreased 5.1% to $144.9 million from last year's fourth quarter revenues of $152.7 million. Earnings from operations for the period decreased 30.0% to $14.2 million from $20.2 million. 2004 revenues rose 9.5% to $540.6 million from $493.7 million a year ago. However, earnings from operations fell 35.0% year-over-year to $43.4 million, compared to $66.7 million.  Gross margins for the year were 15.4%, versus 21.3% in 2003. For the fourth quarter, margins were also down at 15.7% versus 20.2% in the prior year. Third quarter margins in 2004 were 16.8% and it had been expected that fourth quarter margins would improve. However, a greater proportion of revenues from the lower margin import business of Cosco Home & Office and Dorel Asia, as well as lower than expected sales levels at Ameriwood offset price increases to customers.

Results in the Home Furnishings segment were impacted by decreased earnings at Ameriwood.  Board prices began to climb dramatically at the end of 2003 and this climb continued throughout most of 2004. At their peak, board prices were up to 50% higher over levels seen in the prior year. In addition, over and above the cost of the board, availability earlier in the first half of the year was limited. This resulted in inventory levels being far too low and orders were produced in much shorter production runs causing plant efficiencies to fall below planned levels. Though they improved throughout the year, productivity was below last year’s levels and materials other than board also experienced cost increases. The stronger Canadian dollar also decreased earnings as two of the five Ameriwood plants are located in Canada and have substantial sales into the U.S. Given these higher costs, price increases to customers were initiated. However, as every customer program is different, there is a significant lag between the initial impact of higher costs and the successful implementation of these price increases. Throughout the second half of the year, increases did go into effect for certain customers. Unfortunately, these increases did not offset the higher costs incurred.

Offsetting declines at Ameriwood, Dorel Asia and Cosco Home & Office both posted significant revenue gains over last year, increasing a combined 20% for the year. Dorel Asia had its most profitable year and recorded a 70% increase in earnings over last year. Cosco Home & Office posted 6% sales gains for the year and produced flat earnings results for the year, as that division was adversely affected by higher steel and transportation costs. For the segment as a whole, year-to-date operating costs remained in line at 5.9% of sales as opposed to 6.2% of sales in 2003. The new mattress manufacturing equipment installed during the year at the Montreal futon plant also contributed to the segment’s earnings by producing improved margins. However, revenues were down in the fourth quarter versus last year, which meant that margins and earnings were lower than those achieved in the third quarter.

Recreational/Leisure

	2004
	$	% of revenues

Revenues	$ 385,883	100.0%
Gross profit	85,752	22.2%
Operating expenses	35,756	9.3%
Amortization	549	0.1%
Earnings from operations	$ 49,447	12.8%

The Recreational/Leisure segment, comprising newly acquired Pacific Cycle, had a successful year, driven by the Schwinn Sting-Ray bicycle which proved to be one of the most successful bicycle launches ever. Over 500,000 Sting-Ray bicycles were sold to several large retailers. The exposure generated by the Sting-Ray also re-invigorated the already exceptional Schwinn brand name. Gross margins were dampened by higher steel and aluminum costs for the Company’s suppliers, some of which were passed on to Dorel, thereby reducing margins. Operating costs in this segment were 9.3% of sales, which was higher than initially anticipated. The principal reason was higher promotional costs connected to the Sting-Ray.

Upon acquisition it was expected that this new segment would account for revenues of $335.0 million to $375.0 million with earnings from operations of 12% to 13% of revenues. Actual results were above that range with revenues of $385.9 million with associated earnings of 12.8%, or $49.4 million.

Balance Sheet

Selected Balance Sheet Data as at December 30:
	2004	2003	2002

Total assets	$ 1,616,902	$ 1,128,963	$ 614,742

Long-term Financial Liabilities, excluding current portion:

Long-term debt	$ 505,816	$ 282,421	$ 82,785
Other long-term liabilities, including balance of sale amounts	$ 13,292	$ 10,580	$ 516

The Company’s balance sheet changed significantly in the year due to the Pacific Cycle business acquisition and foreign exchange rates. Financial leverage increased in the year as the acquisition was financed with debt.

The increase in total assets of $487.9 million in 2004 can be summarized as follows:

Pacific Cycle assets, values as at year end	$ 409,853
Conversion of Euro denominated assets	41,642
Higher capital assets at USA subsidiaries	13,795
Higher current assets at USA subsidiaries	16,359
Other	6,290
Total	$ 487,939

The capital assets increase is principally due to the DJG USA Columbus, Indiana factory expansion completed in 2004 and the continuing ERP computer system implementation at DJG USA. The higher current assets at Dorel USA are due to a stronger fourth quarter in 2004 versus 2003, which resulted in higher accounts receivable levels. In addition, inventory levels are higher than in 2003 as these levels were unusually low in the prior year. Note that these higher levels did not have a negative effect on the Company’s working capital ratios as illustrated below:

	As at December 30,
	2004	2003
Quick ratio	0.79	0.85
Current ratio	1.68	1.76
# of Days in receivables	55.45	56.19
# of Days in inventory	77.85	79.97

Two of the most significant changes in the assets were in goodwill and other intangibles. The Pacific Cycle acquisition created $147.6 million of goodwill and $127.0 million of trademark intangibles. Additional details regarding this acquisition may be found in Note 3 to the Consolidated Financial Statements. The intangibles were recognized for the strength of the Pacific Cycle trademarks, principally the Schwinn, Mongoose and GT trade brands. Over and above this acquisition, the foreign exchange conversion of the European companies within Dorel at the end of 2004 increased the overall value of goodwill and intangibles by approximately $25.0 million.

The reasons for the increase in long-term debt of $223.3 million in 2004 can be summarized as follows:

Initial borrowings for the acquisition of Pacific Cycle	$ 288,000
Free cash flow generated in the year	(66,266)
Other	1,549
Total	$ 223,323

The Company’s subsidiaries are considered to be self-sustaining. As such, any foreign exchange fluctuations on conversion of non-U.S. functional currency subsidiaries to the U.S. dollar are included in the cumulative translation adjustment (CTA) account as opposed to the income statement. In 2004, exchange rates had a positive impact on the balance sheet as the CTA account increased from $50.9 million to $79.5 million.

Liquidity and Capital Resources

Cash Flow

Free cash flow, defined as cash flow from operations less capital expenditures was $66.2 million in 2004 versus $60.2 million in 2003, detailed as follows:

	2004	2003	Change

Cash flow from operations before changes in non-cash working capital:	$ 132,598	$ 112,925	$ 19,673
Change in:
Inventories	(28,769)	(20,356)	(8,417)
Accounts receivable	(36,138)	(8,062)	(28,076)
Accounts payable and other liabilities	42,588	34,809	7,779
Income taxes payable	4,451	(12,098)	16,549
Other	813	3,229	(2,416)
	(17,055)	(2,478)	(14,577)
Cash flow from operations	115,543	110,447	5,096
Less:
Additions to capital assets – net	(32,600)	(34,076)	1,476
Deferred charges	(13,688)	(11,659)	(2,029)
Intangible assets	(3,029)	(4,491)	1,462
	(49,317)	(50,226)	909
Free cash flow	$ 66,226	$ 60,221	$ 6,005

During 2004, cash flow from operations, before changes in working capital, improved by $19.7 million. However, after changes in non-cash working capital items, cash flow from operations increased by only $5.1 million. The main reasons for the lower increase were higher inventory and accounts receivable balances, offset by higher accounts payable balances. Capital spending was consistent between both years. The “factory of the future” project that started in 2003 at the Company’s Columbus, Indiana facility was completed in 2004 at a total cost of $24.0 million.

Effective January 29, 2004 the Company amended its unsecured credit facility, increasing availability to $470.0 million. This increased availability replaced the Company’s previous limit of $245.0 million as disclosed in the Company’s year-end financial statements dated December 30, 2003.  During 2004, Dorel was compliant with all covenant requirements and expects to be so going forward.  The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.  It is the Company policy not to pay dividends to its shareholders in the belief that cash is best conserved to finance its ongoing growth strategy, though the Board of Directors will continue to evaluate the merits of this policy going forward.

Contractual Obligations

The following is a table of significant contractual obligations of the Company as of December 30, 2004:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 –5 years	After 5 years

Long-term debt repayments	$ 513,541	$ 7,719	$ 343,027	$ 71,242	$ 91,553

Net operating lease commitments	57,285	18,159	21,789	11,348	5,989

Capital addition purchase commitments	5,768	5,768	-	-	-

Minimum payments under licensing agreements	2,207	108	2,099	-	-

Total contractual obligations	$ 578,801	$ 31,754	$ 366,915	$ 82,590	$ 97,542

The Company does not have significant contractual commitments beyond those reflected in the consolidated balance sheet, the commitments in Note 18 to the Consolidated Financial Statements or those listed in the table above.

For purposes of this table, contractual obligations for the purchases of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or variable price provisions; and the approximate timing of the transaction. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short term expected requirements. Therefore, not included in the above table are Dorel’s outstanding purchase orders for raw materials, finished goods or other goods and services which are based on current needs and are fulfilled by our vendors on relatively short timetables.

As new product development is vital to the continued success of Dorel, the Company must make capital investments in research and development, moulds and other machinery, equipment and technology. It is expected that the Company will invest at least $25.0 million over the course of 2005 to meet its new product development and other growth objectives. It is expected that these capital additions will be funded by cash flow generated by existing operations.

Over and above long-term debt in the contractual obligation table, included in the Company’s long-term liabilities are the following amounts:

Post-retirement benefit obligation: As detailed in Note 14 of the Consolidated Financial Statements, this amount of $14.7 million pertains to one of the Company's subsidiaries post-retirement benefit plan for substantially all its employees. Benefits expected to be paid under this plan in 2005 approximate $0.7 million.

Balance of sale: The long-term portion in the amount of $5.3 million is due to be paid in two equal amounts in the years 2006 and 2007.

Other long-term liabilities consist of:

- Government mandated employee savings plans in Europe, the majority of which are due after five days	$ 6,894
- A non-interest bearing State government loan due in equal instalments of $167 over the next five years	833
- Environmental liability, due over an indeterminable period	287

$ 8,014

Derivative Financial Instruments

As a result of its global operating activities, Dorel is subject to various market risks relating primarily to foreign currency exchange rate risk. In order to reduce or eliminate the associated risks, the Company uses various derivative financial instruments such as options, futures and forward contracts to hedge against adverse fluctuations in currency.  The Company’s main source of foreign currency exchange rate risk resides in sales and purchases of goods denominated in currencies other than the functional currency of each of Dorel’s subsidiaries. In fact, the Company’s financial debt mainly consists of notes issued exclusively in U.S. dollars, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by Dorel’s subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/ borrowings are hedged as appropriate, whenever they present a net exposure to exchange-rate risk.

As such, derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing. Dorel does not hold or use derivative financial instruments for speculative purposes and only concludes hedge transactions with major financial institutions that meet its credit evaluation standards. The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being constantly monitored to ensure effectiveness.

The foreign currency gains and losses on these derivative contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income. The foreign currency gains and losses on these contracts are recorded in the same category as the hedged item. When the underlying transaction is a forecasted foreign currency cost, gains and losses are generally included in cost of sales. Realized and unrealized gains and losses associated with derivative instruments, which cease to be effective or have been settled prior to maturity, are deferred and included in accounts payable and accrued liabilities or in accounts receivable on the consolidated balance sheet if the underlying forecasted foreign currency cash flows are still probable of occurring and recognized to income in the period in which the related hedged transaction is recorded in net income. Otherwise, these gains and losses are recognized immediately to income.

Derivative contracts held to manage foreign currency risk are maintained off-balance sheet unless they do not meet the applicable hedging criteria. The fair values and notional amounts of derivatives and the fair values and carrying amounts of recognized financial instruments are disclosed in Note 13 of the Consolidated Financial Statements.

2003 versus 2002

Revenue growth in 2003 versus 2002 was driven by the Ampafrance (Ampa) acquisition in February 2003 and Carina Industries in September 2003. The acquisitions of Ampa in Europe and Carina in Canada allowed the Company to expand its business and diversify both its customer base and product range. With the exception of DJG USA, all divisions posted either revenue increases or relatively flat results when compared to 2002. Net income for DJG USA was similar to the prior year, despite its revenue decrease and higher product liability cost. Ameriwood suffered margin pressure throughout 2003, but effectively offset this with the continued turn around of the Dorel Home Products futon business.

The gross margin improvement of 290 basis points in 2003 versus the prior year was attributed not only to the higher margins at Ampa, but also to substantial improvements at DJG USA and DJG Canada. These improvements were offset somewhat by a slight decrease within the Home Furnishings segment. The above two factors were the principal drivers behind the Company’s ability to deliver a 21% increase in net income in 2003. Foreign exchange rates were a negative issue in 2003 for many multi-national Canadian corporations as the U.S. dollar weakened against its Canadian counterpart.  In Dorel’s case, this negative was felt in the Home Furnishings segment where three Canadian plants manufactured and exported products to the U.S. Fortunately, within the Juvenile segment the increased proportion of European business provided an offset against this negative impact. In addition, DJG Canada, an importer of U.S. dollar denominated goods benefited on sales to its Canadian customers. Therefore, the overall impact of exchange rates on the Company’s earnings in 2003 was not material.

Interest expenses in 2003 were up from 2002 as a direct result of borrowings for the Ampafrance and Carina acquisitions. Income taxes increased slightly to $25.2 million from $24.1 million in 2002. However, Dorel’s tax rate decreased in 2003 from 28.1% to 25.3%. This change in the tax rate was attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant accounting policies is listed in Note 2 to the Consolidated Financial Statements.

The Company believes the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill and certain other indefinite life intangible assets: Goodwill and certain other intangible assets have indefinite useful lives and as such, are not amortized to income. Instead, the Company must determine at least once annually whether the fair values of these assets are less than their carrying value, thus indicating impairment. The fair value of these assets is determined using alternative methods for market valuation. The Company uses either the discounted cash flows valuation method or external valuations based on a market approach and makes assumptions and estimates in a number of areas, including future cash flows, appropriate multiples of earnings of comparable companies and discount rates.

•

Product liability: The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure is calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2004. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Pension plans and post retirement benefits:  The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for sales returns and other customer programs: At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, written and verbal agreements, customer vendor agreements, changes in internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

•

Foreign currency translation: The financial statements of the Company’s self-sustaining operations whose functional currency is other than the U.S. dollar are translated from such functional currency to the U.S. dollar using the current rate method. Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity. If any of the Company’s foreign currency subsidiaries were to be deemed as integrated as opposed to self-sustaining, these gains or losses would be included in the income statement as opposed to the balance sheet and could materially affect the results for the year.

Changes in Accounting Policies

•

Stock-based compensation: In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning before January 1, 2004, the Company is required to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method.  As the Company has elected for prospective treatment of this section, only option grants issued in fiscal 2004 or later have an impact on operating results.  Total compensation cost recognized in income for employee stock options granted during the year amounts to $1.0 million.

•

Hedging relationships: Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Guideline 13 “Hedging Relationships”, which establishes certain conditions under which hedge accounting may be applied. Any derivative instrument that does not qualify for hedge accounting is reported on a mark-to-market basis in income.  This change in accounting policy did not have a material impact on the Company’s results.

Market Risks and Uncertainties

Product Costs

Dorel purchases both raw materials and finished goods. The main commodity items purchased for production include particle board, plastic resins, linerboard, and textiles. Particle board and plastic resin prices were significantly higher in 2004 than in 2003. Linerboard and textiles were also more expensive in 2004 versus 2003. These higher raw material costs were a significant contributor to decreased margins in 2004.

The Company's purchased finished goods are largely produced from steel, aluminum, resin, textiles and wood.  Prices of these commodities increased during 2004, causing increases in the prices paid for these goods. In addition, Dorel is among the world’s largest 20 purchasers of ocean freight container transport from the Orient. Container freight costs were higher in 2004 relative to 2003 as supply continued to be tight in both eastbound trans-pacific and Asia-Europe lanes and due to higher fuel costs.

The higher costs experienced in 2004 are expected to remain in place throughout most of 2005. Further increases in these costs could affect earnings negatively going forward.

Concentration of Revenues

For the year ended December 30, 2004, approximately 52% of Dorel’s revenues were made to its two largest customers. This compares to 49% in 2003. Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are to major retail chains. If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. The Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self funded insurance program to mitigate its product liability exposure. No assurance can be given that a judgment will not be rendered against it in an amount exceeding Dorel’s insurance coverage limits.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar. The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as its functional currency. As a result, Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk.

Dorel’s Canadian operations benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars. This situation is mitigated by Dorel Canada’s juvenile operations that import U.S. dollar denominated goods. Dorel’s European operations are negatively effected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not. Where advantageous, the Company uses options, futures and forward contracts to hedge against these adverse fluctuations in currency. While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite life intangible assets are subject to significant assumptions, such as future expected cash flows, the market value of comparable companies and assumed discount rates. In addition, the value of customer relationship intangible assets recognized include significant assumptions in reference to customer attrition rates and useful lives. Changes in these assumptions could materially affect these valuations.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate. This structure and the resulting tax rate are supported by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Product and Brand Development

To support continued revenue growth, the Company must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments. The Company has invested heavily in product development and plans to keep it at the centre of its focus. In addition, the Company must continue to maintain, develop and strengthen our end-user brands. Should the Company invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Other Information

The designation and number of each class and series of the Company’s shares outstanding are:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares as of February 28, 2005 are as follows:

Class A		Class B		Total
Number	$	Number	$	$
4,706,294	$ 2,059	28,098,398	$158,894	$ 160,953

There were no significant changes to these values in the period between the February 28, 2005 and the date of this MD&A.

Outlook

In lieu of specific earnings guidance, Dorel is providing an outline of its expectations for 2005. These expectations are based on facts known to the Company as at the writing of this MD&A and do not consider significant occurrences such as business acquisitions. Readers are reminded to read the cautionary statement regarding forward looking information at the end of this MD&A.

•

Sales – Sales growth is expected to be between 5% and 10%.

•

Cost of sales – Commodity prices were high in 2004 and were the largest contributor to decreased gross margins. Commodity prices remain high and are not currently expected to decrease. As such, gross margin levels are expected to only improve marginally.

•

Borrowing costs – Borrowing costs are expected to rise slightly. Interest rates on floating rate debt is expected to increase. However, it is anticipated that free cash flow will be approximately $100 million and is expected to be applied against debt.

•

Currencies - Based on current exchange rates, currencies are likely to have a similar impact on earnings in 2005 as in 2004.

•

Effective tax rate - The 2005 tax rate is expected to be in the range of 15% to 20%. More than half of the anticipated increase is due to a greater proportion of earnings and slightly higher anticipated 2005 tax rates in North America. The balance of the increase expected is due to changes in the mix of earnings in the Company's other operating jurisdictions.

•

Capital expenditures - Capital expenditures for 2005 are expected to be in the mid-$30.0 million range versus $49.3 million in 2004.

Forward Looking Information

Certain statements included in this MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.